

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2012

Via E-Mail

Richard Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY 13057

> **Re:** **Microwave Filter Company, Inc.**
> **Preliminary Proxy Statement**
> **Filed January 24, 2012**
> **File No. 000-10976**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please provide the information required by Items 4(b) and 5(b) of Schedule 14A with respect to all of your participants.

2.   Please consider including page numbers in your proxy statement.

Cover page

3.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

4.   We note your disclosure relating to the adjournment of the annual meeting. Please note
that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental
to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting
authority to postpone or adjourn the meeting to solicit additional proxies is a substantive
proposal for which you must specifically solicit proxy authority. If you wish to obtain
this authority, please revise the disclosure in the proxy and on the proxy card so
shareholders may decide whether to grant a proxy to vote in favor of postponement or
adjournment for the solicitation of additional votes. Also, provide disclosure in the proxy
statement describing the specific circumstances under which you would use such
authority.

5.   It appears that security holders who follow the instructions included in these materials
will be disenfranchised insofar as they will not be able to vote on the proxy access
proposal for which the Furlong Fund announced it would solicit proxies. Revise to
indicate that by executing and returning your proxy card, security holders will relinquish
the opportunity to vote on that proposal. Alternatively, revise your disclosure and the
form of proxy to include the proxy access proposal.

Voting and Solicitation

6.   Please clarify the disclosure in the third paragraph to disclose whether the election is a
discretionary or non-discretionary matter as it relates to broker votes.

Executive Compensation

7.   Please clarify the apparent discrepancy between the salary paid to Mr. Fahrenkrug as
listed in the table and as disclosed in the paragraph below the second table on this
section.

Proposal One: Election of Directors

8.   Please disclose whether your nominees have consented to be named in the proxy
statement and to serve if elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company is in possession of all
facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures
it has made.

Richard Jones
Microwave Filter Company, Inc.
January 27, 2012
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions